Filed Pursuant to Rule 433
Registration No. 333-202524
January 10, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015, and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.

Barrier Digital Return Notes
Linked to the Least Performing of the
S&P 500® Index, the Russell 2000® Index
and the Dow Jones Industrial Average[SM]

- Barrier Digital Return Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the Dow Jones Industrial Average[SM]
- Approximate 7-year maturity
- Digital return of at least 66% (to be determined on the pricing date) at maturity if the final level of each underlying is greater than or equal to its barrier level (70% of its initial level)
- If the final level of any underlying is less than its barrier level, you will lose 1% of the principal amount for each 1% that the reference return of the least performing underlying is less than zero, with up to 100% of your principal amount at risk
- No payments on the Notes prior to maturity
- All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Digital Return Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-6 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $945 and $985 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay referral fees of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Barrier Digital Return Notes

Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index and the Dow Jones Industrial Average^{SM}

The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Final Level of *any* Underlying is less than its Barrier Level, lose some or all (up to 100%) of your principal at maturity.**

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index ("SPX"), the Russell 2000® Index ("RTY") and the Dow Jones Industrial Average^{SM} ("INDU") (each, an "Underlying," and together the "Underlyings").
Trade Date:	February 16, 2018
Pricing Date:	February 16, 2018
Original Issue Date:	February 26, 2018
Final Valuation Date:	February 21, 2025. The Final Valuation Date is subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and is expected to be February 26, 2025. The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Interest Payments:	None
Payment at Maturity:	On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Final Level of each Underlying is greater than or equal to its applicable Barrier Level,*** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

If the Final Level of any Underlying is less than its Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return of the Least Performing Underlying})$$

In this case, you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying. **If the Final Level of any Underlying is less than its Barrier Level, you will lose some or all of your investment, regardless of the performance of the other Underlying.**

For example, if the Reference Return of the Least Performing Underlying is -50%, you will suffer a 50% loss and receive 50% of the Principal Amount, subject to the credit risk of the Issuer.

Barrier Level:	With respect to each Underlying, 70% of its Initial Level.
Digital Return:	At least 66%, to be determined on the Pricing Date.
Least Performing Underlying:	The Underlying with the lowest Reference Return.

Reference Return: With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level: The Official Closing Level of the relevant Underlying on the Pricing Date.

Final Level: The Official Closing Level of the relevant Underlying on the Final Valuation Date.

Official Closing Level: The closing level of the relevant Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>," with respect to RTY, "RTY <INDEX>" and with respect to the INDU, "INDU <INDEX>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Form of Notes: Book-Entry

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

CUSIP / ISIN: 40435FRK5 / US40435FRK56

Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any Underlying or any component security included in any of the Underlyings or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-6 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value. The Final Settlement Value, which is an amount in cash, will be determined as follows:

▸ **If the Final Level of each Underlying is greater than or equal to its applicable Barrier Level,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

▸ **If the Final Level of any Underlying is less than its Barrier Level,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return of the Least Performing Underlying}).$$

In this case, you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying. **If the Final Level of any Underlying is less than its Barrier Level, you will lose some or all of your investment, regardless of the performance of the other Underlying.**

For example, if the Reference Return of the Least Performing Underlying is -50%, you will suffer a 50% loss and receive 50% of the Principal Amount, subject to the credit risk of the Issuer.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor and Reference Issuer

With respect to the SPX, S&P Dow Jones Indices LLC, a division of S&P Global, is the reference sponsor. With respect to the RTY, FTSE Russell is the reference sponsor. With respect to the INDU, CME Group Index Services, LLC, is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

- You believe that the Final Level of each Underlying will be greater than or equal to its Barrier Level.

- You are willing to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if the Final Level of any Underlying is less than its Barrier Level.

- You are willing to invest in the Notes based on the fact that your maximum potential return is the Digital Return.

- You are willing to forgo dividends or other distributions paid on the securities included in any of the Underlyings.

- You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You do not seek current income from this investment.

- You do not seek an investment for which there is an active secondary market.

- You are willing to hold the Notes to maturity.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Final Level of any Underlying will be less than its Barrier Level.

- You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1-to-1 basis if the Final Level of any Underlying is less than its Barrier Level.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Digital Return.

- You seek an investment that provides a full return of principal.

- You prefer a product that provides upside participation in any of the Underlyings, as opposed to the Digital Return.

- You seek an investment with current income.

- You prefer to receive the dividends or other distributions paid on the securities included in any of the Underlyings.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You seek an investment for which there will be an active secondary market.

- You are unable or unwilling to hold the Notes to maturity.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the securities included in any of the Underlyings. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

Your investment in the Notes may result in a loss.

You will be exposed on a 1-to-1 basis to any decline in the Final Level of the Least Performing Underlying from its Initial Level if the Final Level of any Underlying is less than its Barrier Level. Accordingly, if the Reference Return of the Least Performing Underlying is less than -30.00%, you will lose some or all of your Principal Amount at maturity.

You will not participate in any appreciation in the level of any Underlying and your return on the Notes is limited to the Digital Return.

The Notes will not pay a return more than the Digital Return. Even if the level of any Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum return on the Notes will not exceed the Digital Return. Under no circumstances, regardless of the extent to which the level of any Underlying increases, will your return exceed the Digital Return. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Underlyings, or by investing directly in the securities included in or held by any Underlying.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

Your return on the Notes will be based on the Reference Return of the Least Performing Underlying.

Your return on the Notes will be based on the Reference Return of the Least Performing Underlying without regard to the performance of the other Underlyings. As a result, you could lose some or all of the Principal Amount if the Reference Return of the Least Performing Underlying is less than its Barrier Level, even if there is an increase in the level of the other Underlyings. This could be the case even if the other Underlyings increased, or decreased to a lesser extent than the Least Performing Underlying.

Since the Notes are linked to the Least Performing Underlying, you will be fully exposed to the risk of fluctuations in the level of each Underlying.

Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of any Underlying would not be mitigated by the appreciation of the other Underlyings. Instead, your return would depend on the Least Performing Underlying.

Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the relevant Underlying concerning additions, deletions and substitutions of the constituents included in such Underlying and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in that Underlying may affect the level of the Underlying. The policies of the reference sponsor with respect to the calculation of the relevant Underlying could also affect the level of that Underlying. The reference sponsor may discontinue or suspend calculation or dissemination of the relevant Underlying. Any such actions could affect the value of the Notes and the Final Settlement Value.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the levels of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Small-capitalization risk.

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of any Underlying relative to its Initial Level. We cannot predict the Official Closing Level of any Underlying on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The return on the Notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Hypothetical Digital Return: 66% (The actual Digital Return will be determined on the Pricing Date and will be at least 66%)

▶ Barrier Level: With respect to each Underlying, 70% of its Initial Level

Hypothetical Reference Return of the Least Performing Underlying	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$1,660.00	66.00%
80.00%	$1,660.00	66.00%
60.00%	$1,660.00	66.00%
40.00%	$1,660.00	66.00%
20.00%	$1,660.00	66.00%
0.00%	$1,660.00	66.00%
-10.00%	$1,660.00	66.00%
-20.00%	$1,660.00	66.00%
-30.00%	**$1,660.00**	**66.00%**
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Final Level of the Least Performing Underlying is greater than its Barrier Level, but less than or equal to the level represented by the Digital Return.

Underlying	Initial Level	Final Level
SPX	2,000.00	1,800.00 (90% of its Initial Level)
RTY	1,000.00	1,000.00 (100% of its Initial Level)
INDU	1,100.00	1,000.00 (110% of its Initial Level)

SPX is the Least Performing Underlying. Because the Initial Level of SPX is 2,000.00 and the Final Level of SPX is 1,800.00, the Reference Return of the Least Performing Underlying is -10.00%, calculated as follows:

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

$$(1,800.00 - 2,000.00) / 2,000.00 = -10.00\%$$

Because the Final Level of the Least Performing Underlying is above its Barrier Level, and is less than the level represented by the hypothetical Digital Return, the investor receives the Digital Return, and the Final Settlement Value would be $1,660.00 per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

$$= \$1,000 + (\$1,000 \times 66\%)$$

$$= \$1,660.00$$

Example 1 shows that you will benefit from the Digital Return at maturity when the Final Level of the Least Performing Underlying is above its Barrier Level but less than the level represented by the Digital Return.

Example 2: The Final Level of the Least Performing Underlying is greater than the level represented by the Digital Return.

Underlying	Initial Level	Final Level
SPX	2,000.00	4,000.00 (200% of its Initial Level)
RTY	1,000.00	1,700.00 (170% of its Initial Level)
INDU	1,000.00	2,500.00 (250% of its Initial Level)

RTY is the Least Performing Underlying. Because the Initial Level of RTY is 1,000.00 and the Final Level of RTY is 1,700.00, the Reference Return of the Least Performing Underlying is 70.00%, calculated as follows:

$$\frac{\text{Final Level of RTY} - \text{Initial Level of RTY}}{\text{Initial Level of RTY}}$$

$$(1,700.00 - 1,000.00) / 1,000.00 = 70.00\%$$

Because the Reference Return of the Least Performing Underlying is greater than its Barrier Level, the Final Settlement Value would be $1,660.00 per $1,000 in Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

$$= \$1,000 + (\$1,000 \times 66\%)$$

$$= \$1,660.00$$

Example 2 shows that although the Reference Return of the Least Performing Underlying is greater than the level represented by the Digital Return, you will only receive the Digital Return at maturity.

Example 3: The Final Level of the Least Performing Underlying is less than its Barrier Level.

Underlying	Initial Level	Final Level
SPX	2,000.00	800.00 (40% of its Initial Level)
RTY	1,000.00	500.00 (50% of its Initial Level)
INDU	1,000.00	550.00 (55% of its Initial Level)

SPX is the Least Performing Underlying. Because the Initial Level of SPX is 2,000.00 and the Final Level of SPX is 800.00, the Reference Return of the Least Performing Underlying is -60.00%, calculated as follows:

$$\frac{\text{Final Level of SPX} - \text{Initial Level of SPX}}{\text{Initial Level of SPX}}$$

(800.00 - 2,000.00) / 2,000.00 = -60.00%

Because the Reference Return of the Least Performing Underlying is less than -30%, the Final Settlement Value would be $400.00 per $1,000 in Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying)

= $1,000 + ($1,000 × -60.00%)

= $400.00

Example 3 shows that you will lose 1% of the Principal Amount for each 1% decline in the Least Performing Underlying if the Final Level of any Underlying is less than its Barrier Level. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines have been grandfathered in and will continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.

The top 5 industry groups by market capitalization as of December 29, 2017 were: Information Technology, Financials, Health Care, Consumer Discretionary and Industrials.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from January 1, 2008 through January 10, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the SPX on the Final Valuation Date.

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

RTY constituents are required to have greater than 5% of the company's voting rights (aggregated across all of its equity securities, including, where identifiable, those that are not listed or trading) in the hands of unrestricted shareholders in order to be eligible for index inclusion. Current constituents who do not meet this requirement will have until the September 2022 review to meet the requirement or they will be removed from the RTY.

The top 5 industry groups by market capitalization as of November 30, 2017 were: Financial Services, Health Care, Producer Durables, Technology and Consumer Discretionary.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through January 10, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

Description of the INDU

The INDU is a price-weighted index compromised of 30 blue chip stocks considered to be the leaders in their industry. It is intended to be a measure of the entire U.S. market, covering a diverse set of industries such as financial services, technology, retail, entertainment and consumer goods, but excluding the transportation and utilities industries.

For more information about this underlying index, see "The Dow Jones Industrial Average^{SM}" beginning on page S-9 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the INDU

The following graph sets forth the historical performance of the INDU based on the daily historical closing levels from January 1, 2008 through January 10, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the INDU should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the INDU on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this free writing prospectus. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return for each Underlying. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay referral fees of up to 0.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a Market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the "Prospectus Directive")) will be prepared in connection with these Notes. Accordingly, these Notes may not be offered to the public in any member state of the European Economic Area (the "EEA"), and any purchaser of these Notes who subsequently sells any of these Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression "offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a "retail investor" means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale, call or exchange and we intend to treat any gain or loss upon maturity or an earlier sale, call or exchange as long-term capital gain or loss, provided you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlyings is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

$ Barrier Digital Return Notes Linked to the Least Performing of the S&P 500® Index, the Russell 2000® Index, and the Dow Jones Industrial Average℠

January 10, 2018

FREE WRITING PROSPECTUS